UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 6, 2006
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):N/A.

        Attached hereto and incorporated by way of reference herein is the Registrant’s press release entitled “Nova Measuring Instruments Announces New Management Team”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); and September 21, 2006 (File No. 333-137491).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2006	Nova Measuring Instruments Ltd. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:

Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gkir.com
http://www.nova.co.il	Kenny@gkir.com

NOVA MEASURING INSTRUMENTS ANNOUNCES NEW MANAGEMENT TEAM

Nova Taps into Existing Management Depth for Key Positions and Adds Industry
Veteran to Replace Seligsohn as Head of Global Business Management

Rehovoth, Israel – November 6, 2006 – Nova Measuring Instruments, Ltd. (Nasdaq:NVMI), the market leader in integrated metrology and process control for the semiconductor industry, today announced changes to its management team in support of a new business unit structure that better aligns and balances management skills, organizes the company along profit center lines, and integrates the operations of recently acquired HyperNex.

The new management organization includes the following changes:

—	Avron Ger, promoted to Vice President of the Thin Film Business Unit;
—	Dave Kurtz, formerly CEO of HyperNex, named Vice President of the Microstructure Business Unit;
—	Avi Magid, who recently joined from Kulicke & Soffa Industries as Executive Vice President, Global Business Management Group;
—	Boaz Brill, named Vice President Technology Development, heading Nova’s Technology DevelopmentGroup
—	David Scheiner appointed Chief Technology Officer
—	Gabi Sharon, named Vice President Operations, heading Nova's Operations Group

Commenting on the organizational changes, Gabi Seligsohn, President and CEO of Nova, said, “I am delighted to welcome Avi Magid, a seasoned industry executive with outstanding experience to join our team of Nova veterans to form the core of a new organization with an optimal mix of continuity and new perspective. The business unit approach will support our aggressive goals – both business and financial – and helps unite the entire team behind our growth plans for the future. We now have a company structure that takes advantage of our strengths and positions us to succeed in a rapidly changing industry environment.”

Business Units

Avron Ger (45) Vice President Thin Film Business Unit, joined Nova in 1996. During his tenure, he has held service management positions, key product management and marketing positions and, most recently, headed one of Nova’s most strategic initiatives, the MARS modeling software for Optical CD measurement.

Dave Kurtz (48) Vice President Microstructure Business Unit, joined the company in connection with the acquisition of HyperNex, where he had been founder CEO since inception in the year 2000. Kurtz brings twenty three years of industrial and semiconductor materials processing experience. He spent twelve years with ATMI where he held several leading positions including management of advanced development group in thin film processing.

Technology, Operations and Global Business Management

Dr. Boaz Brill (42) Vice President Technology Development, has been with Nova since 1999 and was the lead scientist who managed Nova’s entry into the Optical CD market and developed the NovaScan 3090 platform. A well-known technologist, he most recently headed Nova’s Physics department.

Gabi Sharon (44) Vice President Operations, is an 11-year veteran of Nova. Following his leadership of Nova’s service organization, Sharon led the initial penetration of the Copper CMP market and, more recently, spearheaded the NovaScan 3090 product line and its successful market launch.

Avi Magid (45) Executive Vice President Global Business Management, joined Nova after thirteen years at Kulicke & Soffa, a leading supplier of semiconductor assembly equipment, where he held several positions as managing director and Vice President. A versatile executive with excellent international experience in sales, business development and large scale manufacturing operations, Magid took a leading role in several of K&S integrations of acquired businesses.

Dr. David Scheiner (46) replaces Dr. Moshe Finarov, one of Nova’s founders, as Chief Technology Officer. Scheiner, an expert in semiconductor processes and a leading scientist in metrology, joined Nova in 1996. He founded the Physics and Applications departments after which he headed Nova’s Research and Development Group.

In addition to these changes, Nova’s management team benefits from the ongoing contribution of Dov Farkash, Vice President Sales, Dror David, Chief Financial Officer, Boaz Vinogradov, Vice President Strategic Business Development and Sigal Rousso, Human Resources manager.

About Nova

Nova Measuring Instruments Ltd. Develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to:  our ability to successfully complete our integration of HyperNex, our ability to leverage our existing channels to expand into the market for X-Ray diffraction metrology, changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements and changes in customer demand for our products.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.